                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 23)

                         CYPRESS BIOSCIENCE INCORPORATED
                                (Name of Issuer)

                          Common Stock $0.02 Par Value
                         (Title of Class of Securities)

                                    449695303
                                 (CUSIP Number)

                          Allen & Company Incorporated
           711 Fifth Avenue, New York, New York 10022, (212) 832-8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 22, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------
CUSIP No. 449695303                                            Page 2
---------------------

======================================================================
1  NAME OF REPORTING PERSON -
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   ALLEN HOLDING INC.
----------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
(b)  [X]
---------------------------------------------------------------------
3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS* Not Applicable
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                               [ ]
----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
---------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------------
7  SOLE VOTING POWER
   0
----------------------------------------------------------------------
8  SHARED VOTING POWER
   0
----------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
----------------------------------------------------------------------
10  SHARED DISPOSITIVE POWER
    0
----------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                               [X]
        Excluding 5,533,497 shares
----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.0%
----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    HC====================================================================
                   SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------
CUSIP No. 449695303                                        Page 3
---------------------

======================================================================
1  NAME OF REPORTING PERSON -
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   ALLEN & COMPANY INCORPORATED
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                             (b)  [X]
----------------------------------------------------------------------
3  SEC USE ONLY
----------------------------------------------------------------------
4  SOURCE OF FUNDS*
   WC
----------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]
----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
---------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
---------------------------------------------------------------------
7   SOLE VOTING POWER
 5,533,497 Shares (Includes warrants to purchase 315 shares of Common Stock)
----------------------------------------------------------------------
8   SHARED VOTING POWER
    0
---------------------------------------------------------------------
9   SOLE DISPOSITIVE POWER
 5,533,497 Shares (Includes warrants to purchase 315 shares of Common Stock)
----------------------------------------------------------------------
10  SHARED DISPOSITIVE POWER
    0
----------------------------------------------------------------------
11 AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON 5,533,497
  Shares (Includes warrants to purchase 315 shares of Common Stock)
----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             [X]
----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   13.0%
----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    BC,CO
======================================================================
                   *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                             -----------------
CUSIP No. 449695303                                     Page 4
---------------------                            ------------------

======================================================================
1   NAME OF REPORTING PERSON -
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Estate of Herbert A. Allen
----------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                           (b)  [X]
----------------------------------------------------------------------
3  SEC USE ONLY

----------------------------------------------------------------------
4  SOURCE OF FUNDS* Not Applicable
----------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                               [ ]
----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
----------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------------
7  SOLE VOTING POWER
   599,359
----------------------------------------------------------------------
8  SHARED VOTING POWER
   0
----------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   599,359
----------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   0
----------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    599,359
----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                            [ ]
----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.4%
----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
======================================================================
                   *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                  SCHEDULE 13D
---------------------                                     ------------------
CUSIP No. 449695303                                           Page 5
---------------------                                    -------------------

=====================================================================
1   NAME OF REPORTING PERSON -
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Bruce Allen
----------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                             (b)  [X]
----------------------------------------------------------------------
3  SEC USE ONLY

----------------------------------------------------------------------
4  SOURCE OF FUNDS* Not Applicable
----------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
----------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------------
7  SOLE VOTING POWER
   640,245
----------------------------------------------------------------------
8  SHARED VOTING POWER
   0
----------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   640,245
----------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   0
----------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    640,245
----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             [ ]
----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.5%
----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
======================================================================
                   *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                  SCHEDULE 13D
---------------------                                   ------------------
CUSIP No. 449695303                                           Page 6
---------------------                                  -------------------

======================================================================
1   NAME OF REPORTING PERSON -
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Susan K. Allen
----------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                             (b)  [X]
----------------------------------------------------------------------
3  SEC USE ONLY

----------------------------------------------------------------------
4  SOURCE OF FUNDS* Not Applicable
----------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                 [ ]
----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
----------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------------
7  SOLE VOTING POWER
   1,005,119
----------------------------------------------------------------------
8  SHARED VOTING POWER
   0
----------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   1,005,119
----------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   0
----------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,005,119
----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             [ ]
----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.36%
----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
=====================================================================
                   *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                  SCHEDULE 13D
---------------------                                    ------------------
CUSIP No. 449695303                                            Page 7
---------------------                                   -------------------

======================================================================
1   NAME OF REPORTING PERSON -
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Richard M. Crooks, Jr.
----------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                           (b)  [X]
----------------------------------------------------------------------
3  SEC USE ONLY
----------------------------------------------------------------------
4  SOURCE OF FUNDS* Not Applicable
----------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
----------------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------------
7  SOLE VOTING POWER
   422,401 Shares (includes 40,000 Common Stock Options)
----------------------------------------------------------------------
8  SHARED VOTING POWER
   0
----------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   422,401 Shares (includes 40,000 Common Stock Options)
----------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   0
----------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   422,401 (does not include certain shares of the Issuer's Common Stock (the "Shares") owned of record by Allen & Company Incorporated ("ACI") in which Mr. Crooks may be deemed to have an indirect interest. Pursuant to an arrangement with ACI, Mr. Crooks may be deemed to have a pecuniary interest in a portion of certain securities, including the Issuer's Common Stock owned by ACI. Consequently, Mr. Crooks may realize profits from the Shares.)
----------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                      ------------------
CUSIP No. 449695303                                               Page 8
---------------------                                     -------------------


----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                            [ ]
----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.0%
----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
======================================================================
                   *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                AMENDMENT NO. 23
                                       TO
                                  SCHEDULE 13D


                 The Reporting Persons hereby amend their Schedule 13D relating to the Common Stock, $0.02 per share of Cypress BioScience Incorporation (the "Issuer") principally to reflect the "cashless" exercise by Allen & Company Incorporated ("ACI") of a total of 228,000 shares of the Issuer's Common Stock. In this Amendment, the Reporting Persons have omitted certain formerly reporting persons for one of the following reasons: (i) they no longer own any shares of Common Stock, (ii) they own a de minimus amount of Common Stock, or (iii) they are no longer associated with Allen Holding Inc. ("AHI") or ACI. The Reporting Persons have also omitted trades made in ACI's capacity as a market maker.

Item 3. Source and Amount of Funds or Other Consideration.

                  Pursuant to the April 20, 1998 "cashless" exercise of a warrant for 228,000 shares of Common Stock, ACI received 37,668 shares of restricted Common Stock.

Item 5. Interest in Securities of the Issuer

                  (a) As of the close of business on April 20, 1998, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth below (based upon information provided by the Issuer in its Annual report on Form 10-K405, which reports that the number of shares of Common Stock outstanding, as of March 1, 1999 is 42,607,582).

=================================================================
Name                                   Shares          Percentage
-----------------------------------------------------------------
Allen Holding Inc.                      0  (1)            0.0%
Allen & Company Incorporated    5,533,497  (2)           13.0%
Estate of Herbert A. Allen        599,359                 1.4%
Bruce Allen                       640,245                 1.5%
Susan K. Allen                  1,005,119                2.36%
Richard M. Crooks, Jr.            422,401  (3)            1.0%

-------------

(1) Excludes shares owned indirectly through Allen & Company Incorporated ("ACI"). Also, excludes certain shares owned by officers and directors of Allen Holding Inc.

(2) Excludes 1,347 shares in market making accounts. Excludes certain shares owned by officers and directors of ACI.

(3)      Including 40,000 Common Stock Options


         (c) No transactions were effected by the Reporting Persons within the past 60 days, other than the purchase described above in Item 3 and trades related to ACI's position as a market maker.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Officers and Directors of Allen Holding Inc. and Officers and Directors of Allen & Company Incorporated

         After reasonable inquiry and to the best of our knowledge and belief, each of the signatories certifies that the information set forth in this Schedule relating to the respective signatory is true, complete and correct.

Dated:  May 12, 1999

ALLEN HOLDING INC.                                 ALLEN & COMPANY INCORPORATED


By: /s/ Gaetano J. Casillo                          By:  /s/ Gaetano J. Casillo
   -------------------------                           ------------------------
   Name:  Gaetano J. Casillo                          Name:  Gaetano J. Casillo
   Title:  Vice President                                Title:  Vice President

                                    EXHIBIT A

                  OFFICERS AND DIRECTORS OF ALLEN HOLDING INC.
                           AND ALLEN & COMPANY INCORPORATED

                                            Principal Occupation (i.e.,
                     Business               Position with Allen Holdings Inc.
     Name xx         Address                and Allen & Company Incorporated)

Herbert A. Allen        x           President, Managing Director,
                                    Director, Chief Executive Officer

Herbert A. Allen III    x           Vice President, Director

Grace Allen             x           Director

Glenn A. Andreas III    x           Vice President - Elect

Eran S. Ashany          x           Vice President, Director

Edmund M. Bleich        x           Vice President

Jay B. Bockhaus         x           Vice President - Elect

Denise Calvo-Silver     x           Vice President, Director

Dominick J. Cantalupo   x           Co-Chief Operations Officer,
                                    Vice-President

Marvyn Carton           x           Director - Emeritus

Gaetano J. Casillo      x           Chief Compliance Officer,
                                    Vice President

Toby R. Coppel          x           Vice President - Elect

Robert H. Cosgriff      x           Chief Administrative Officer,
                                     Executive Vice President,
                                    Managing Director, Director

Richard M. Crooks, Jr.  x           Director

Thalia V. Crooks        x           Vice President, Director

Mary L. Cullen          x           Vice President, Secretary, Director

Robert A. Dean          x           Vice President, Director






                                            Principal Occupation (i.e.,
                     Business               Position with Allen Holdings Inc.
     Name xx         Address                and Allen & Company Incorporated)


Orin F. Devereux        x               Vice President, Director

Daniel Englander        x               Vice President - Elect

Howard M. Felson        x               Assistant Secretary, Vice
                                        President, Controller

Anthony J. Ferrante     x               Treasurer

Richard L. Fields       x               Executive Vice President, Managing
                                        Director, Director

Paul A. Gould           x               Executive Vice President, Managing
                                        Director, Director

John G. Hall            x               Vice President, Director

George N. Jeppson       x               Vice President-Elect

John H. Josephson       x               Vice President, Director

Clarke R. Keough        x               Vice President, Director

Donald R. Keough        x               Chairman of the Board, Managing
                                        Director, Director

Kaveh A. Khosrowshahi   x               Vice President, Director

LeRoy Kim               x               Vice President - Elect

Neal Kopp               x               Vice President

Terry Allen Kramer      x               Director

Irwin H. Kramer         x               Executive Vice President,
                                        Managing Director, Director

Suzanne G. Kucera       x               Vice President, Director

Robert J. Kurz          x               Vice President

Andreas L. Lazar        x               Vice President-Elect

William F. Leimkuhler   x               Assistant Secretary, Vice
                                        President, General Counsel




                                    Principal Occupation (i.e.,
                     Business       Position with Allen Holdings Inc.
     Name xx         Address        and Allen & Company Incorporated)

Jonathan A. Lipton      x           Vice President - Elect

Dan W. Lufkin           x           Special Advisor to the Board of
                                    Directors
Robert A. Mackie        x           Executive Vice President,
                                    Managing Director, Director

James C. Maiden, Jr.    x           Vice President

Terence C. McCarthy     x           Co-Chief Operations Officer,
                                    Vice President

Robert C. Miller        x           Vice President, Director

Kenneth L. Miltonberger x           Chief Technology Officer

Terrence C. Morris      x           Vice President - Elect

Brian J. Murphy         x           Vice President, Director

Louis J. Mustacchio     x           Vice President

Walter T. O'Hara, Jr.   x           Executive Vice President, Managing
                                    Director, Director

Christine R. Olenchalk  x           Vice President

Nancy B. Peretsman      x           Executive Vice President, Managing
                                    Director, Director

Patrick S. Perry        x           Vice President, Director

Eugene Protash          x           Vice President, Assistant Secretary

James W. Quinn          x           Director, Vice President

James S. Rubin          x           Vice President - Elect

Daniel J. Sapadin       x           Vice President - Elect

Philip D. Scaturro      x           Executive Vice President, Managing
                                    Director, Director

John A. Schneider       x           Executive Vice President, Managing
                                    Director, Director




                                   Principal Occupation (i.e.,
                     Business      Position with Allen Holdings Inc.
     Name xx         Address       and Allen & Company Incorporated)

Daniel J. Selmonosky    x          Vice President, Director

Enrique F. Senior       x          Executive Vice President, Managing
                                   Director, Director

Joseph E. Sheehan       x          Vice President - Elect

Stanley S. Shuman       x          Executive Vice President, Managing
                                   Director, Director
John M. Simon           x          Executive Vice President, Managing
                                   Director, Director

Kenneth M. Siskind      x          Vice President - Elect

Ian G. Smith            x          Vice President - Elect

Everett K. Wallace      x          Vice President - Elect

Dennis J. Warfield      x          Vice President, Chief Information
                                    Officer
Kim M. Wieland          x          Executive Vice President, Managing
                                   Director, Director, Chief Financial
                                   Officer

Edward D. Weinberger    x          Director



x                 711 Fifth Avenue, New York, New York 10022-3194.

xx                All the Executive Officers and Directors of Allen Holding Inc.
and Allen & Company Incorporated are U.S. citizens unless otherwise indicated.